SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,983,033 Net interest income 1.512.488 Loans and accounts receivables from customers and banks, net 39,672,322 Net fee and commission income 441.142 Loans and accounts receivables from customers at fair value, net 232,917 Result from financial operations 215.367 Financial instruments 9,556,317 Total operating income 2.168.997 Financial derivative contracts 10,901,631 Provision for loan losses (430.390) Other asset ítems 5,893,987 Support expenses (710.453) Total assets 68,240,207 Other results (62.505) Income before tax 965.649 Principal liabilities MCh$ Income tax expense (156.229) Deposits and other demand liabilities 13,104,053 Net income for the period 809.420 Time deposits and other time liabilities 16,252,367 Issued debt and regulatory capital instruments 10,447,129 Attributable to: Financial derivative contracts 10,867,809 Equity holders of the Bank 797.869 Other liabilities ítems 12,861,381 Non-controlling interest 11.551 Total equity 4,707,468 Total liabilities and Equity 68,240,207 Equity attributable to: Equity holders of the Bank 4,592,379 Non-controlling interest 115,089 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of September 30, 2025 The principal balances and results accumulated for the period ending September 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander
Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Septiembre de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Septiembre de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.983.033
Créditos y cuentas por cobrar a clientes y bancos	39.672.322
Créditos y cuentas por cobrar a clientes a valor razonable	232.917
Instrumentos financieros	9.556.317
Contratos de derivados financieros	10.901.631
Otros rubros del activo	5.893.987
Total Activos	**68.240.207**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.104.053
Depósitos y otras captaciones a plazo	16.252.367
Instrumentos de deuda y capital regulatorio emitidos	10.447.129
Contratos de derivados financieros	10.867.809
Otros rubros del pasivo	12.861.381
Total patrimonio	4.707.468
Total Pasivos y Patrimonio	**68.240.207**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.592.379
Interés no controlador	115.089

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.512.488
Ingresos netos de comisiones	441.142
Resultado de operaciones financieras	215.367
Total ingresos operacionales	**2.168.997**
Gasto de pérdidas crediticias	(430.390)
Gastos de apoyo	(710.453)
Otros resultados	(62.505)
Resultado antes de impuesto	**965.649**
Impuesto a la renta	(156.229)
Utilidad consolidada del periodo	**809.420**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	797.869
Interés no controlador	11.551

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?